Economic Geology and Potential for Gold Discovery at the

Como Gold Project, with Recommendations for Exploration

Como (Palmyra) Mining District, Lyon County, Nevada

NI43-101 Technical Report

prepared for:

Royal Standard Minerals Inc.

1311 N. McCarran Blvd. #105, Sparks, Nevada 89431

co-authors:

Donald G. Strachan, Consulting Geologist M.Sc. CPG

P.O. Box 2940, Gardnerville, Nevada

Timothy D. Master, Exploration Manager M.Sc. CPG

Royal Standard Minerals Inc.-Manhattan Mining Co.

reviewed by:

Donald M. Hudson, Consulting Geologist Ph.D.

1540 Van Petten Street, Reno 89503

December, 2003

2.0 Table of Contents
2.0 Table of Contents	2
3.0 Summary	4
4.0 Introduction and Terms of Reference	4
5.0 Disclaimer	6
6.0 Property Location and Description	6
7.0 Accessibility, Climate, Local Resources, Infrastructure, Physiography	7
8.0 History of Development and Production	8
9.0 Geologic Setting	10
10.0 Deposit Type	13
11.0 Mineralization	15
12.0 Exploration	16
13.0 Drilling	18
14.0 Sampling Method and Approach	18
15.0 Sampling Preparation, Analysis and Security	19
16.0 Data Verification	19
17.0 Adjacent Properties	20
18.0 Mineral Processing and Metallurgical Testing	20
19.0 Mineral Resource and Mineral Reserve Estimates	20
20.0 Other Relevant Data and Information	20
21.0 Interpretation and Conclusions	20
22.0 Recommendations	21
23.0 References	23
24.0 Signature and date:	25
25.0 Certificates of co-authors	26
26.0 Illustrations	28

Tables
Table 1 Patented and unpatented claim list, Como Gold Project 7	7
Table 2 Modern exploration programs, Como Mining District 10	10
Table 3 Main producing veins, Como Mining District 12	12
Table 4 Comparisons between Como and Comstock Mining Districts 15	15

Illustrations
Figure 1 Project location map	29
Figure 2 Property map	30
Plate 1 Geology-Land Map-Resource-Recommended Exploration	Appendix
Plate 2 Au Rock Chip and Soil Geochemistry with drill holes.	Appendix
Plate 3 Alteration mineral distribution	Appendix
Plate 4a Ag Geochemistry	Appendix
Plate 4b Cu Geochemistry	Appendix
Plate 4c Pb Geochemistry	Appendix
Plate 4d Zn Geochemistry	Appendix
Plate 5 Como District Cross Section	Appendix

3.0 Summary

The authors have completed a comprehensive technical review and evaluation of the Como Gold Project, Como Mining District, Lyon County, Nevada, including all known geological, geochemical, metal resource, metallurgical, and land-lease documents. This is the first report on the Como District written for the benefit of Royal Standard Minerals (RSM) and is intended to complete the requirements for a 43-101 technical filing. The authors grant permission for this report to be used as a reference in any future RSM reports. No title opinion has been done for this project, although the claims are properly recorded.

The Como Gold Project, located 12 miles southeast of the famous Comstock Lode in the Pine Nut Range, Lyon County, Nevada, consists of 79 unpatented lode claims and five patented claims adequately covering the mineralized core of the Como District. RSM has no reclamation liability from past operations.

The Como Mining District was discovered in the 1860’s. An estimated 20,000 ounces of gold and 500,000 ounces of silver were produced between 1900 and 1940. Como’s geologic similarities to the Comstock Lode include andesite host rock, illite-muscovite-adularia in ore and wall rocks, tetrahedrite and copper-lead-zinc associated with the gold-silver, and a similar silver/gold ratio of 25/1. Quartz vein textures and inclusions indicate a gold-depositing boiling environment. Mixed clay assemblages indicate periodic changes from acid leaching to neutral conditions during gold-silver deposition. Como’s geologic differences to the Comstock Lode are the size of the gold deposits presently known, chlorite deposition in the ore at Comstock and the older ages of the andesite and gold deposition at Comstock.

The Buckeye-Como Vein System was the major underground producer and contains mineralized headings indicating gold-silver discovery potential in structural intersections near old workings. The Elgin Vein has little production recorded, although mapping extends the vein 3,000 feet. One reconnaissance drill hole encountered 0.616 opt Au and 2.5 opt Ag within this mapped extension. The Palmyra Vein has been sampled over a mapped distance of 1,000 feet with highly anomalous results but has not been drilled. Other vein ledges were drilled, but with less encouraging results, including the Rapidan, Star of the West, Pony Meadows, and Mayday.

Geological evidence indicates that the gold-silver depositional zones were tilted west and concealed under the west side of the project in the Elgin-Palmyra-Hully Logan vein area. The authors identify this area as containing some of the best new discovery potential. An exploration program of ground magnetic and resistivity surveys in combination with soil grid sampling has been selected as a first phase of exploration, followed by reconnaissance drilling of the better defined concealed vein targets.

4.0 Introduction and Terms of Reference

4.1 Source of Information, Purpose of Report and Involvement of Qualified Persons

At the request of Royal Standard Minerals Inc., the authors have completed a technical review of geological and geochemical databases, gold resource estimates, and land holdings. Sources for the data and drill records are unrestricted files and reports generated by Anglogold (17 RC holes), Amax Exploration (46 RC holes) and Meridian Gold (7 RC holes- no logs). Other companies that have drilled on the project are Rapidan Mines (3 core holes), Amoco Minerals (8 RC holes) and St. Joe Minerals (3 core holes). RSM has drill summaries available for these earlier projects.

The authors recently visited the project during March and November 2003 and have been compiling property data for the last two years. This report identifies areas with new discovery potential using the existing data re-interpreted and recommends a ground magnetic-resistivity survey and soil grid sampling to help direct future drilling. This report is not intended to confirm Amax’s inferred shallow gold resource estimated at 1.25 million tons grading 0.032 ounces per ton gold (opt Au), but will serve instead to introduce the potential for new gold deposits.

The following technical report is intended for use by Royal Standard Minerals and will be used for further funding of the project. This report identifies prospects with discovery potential and new concept exploration areas for testing.

4.2 Terms of Reference (Canada 2000)

Concept Exploration Target - An area where similar surface geology in other areas on the property or in other mineral districts contain gold deposits in the shallow subsurface.

Mineral Resource - A Mineral Resource is a concentration or occurrence of natural, solid, inorganic, or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics, and continuity of a Mineral Resource are known, estimated, or interpreted from specific geological evidence and knowledge.

Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineral Reserve - A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting that economic extraction can be justified.

5.0 Disclaimer

The mapping and assay records available for the Como District are high quality and can be used to identify geologic targets with discovery potential. Geologic and geophysical projections of gold mineralization are at best good hypothetical estimates and must be tested by drilling. Drilling of targeted areas, however, may not discover economic grades or thicknesses due to the inherent unpredictability of gold deposits.

6.0 Property Location and Description

The Como gold property is located in the center of the old Como Mining District, Lyon County, Nevada, in the northern Pine Nut Mountains approximately eight miles southeast of the town of Dayton and 12 miles southeast of the famous Comstock Lode (Figure 1). The property consists of 79 unpatented lode claims and five patented lode claims (Table 1) in Township 15 North and Range 22 East (Figure 2 and Plate 1). Forty-seven of the unpatented claims and all of the patented claims are leased to RSM. Royal Standard Minerals staked and owns the additional 27 unpatented claims. The entire property position had a holding cost obligation of $8,571.50 (USD) for year 2003. There are no additional lease payments owed to the owner of the 47 unpatented and five patented claims until May 1, 2006, when an advanced royalty payment of $20,000 is due.

Table 1 – Patented and unpatented claim list, Como Gold Project

7.0 Accessibility, Climate, Local Resources, Infrastructure, Physiography

The most direct access to the project is gained by traveling northeast on U.S. Highway 50 from Carson City to the small town of Dayton, then southeast on the unpaved Old Como Road for approximately eight miles. The Old Como Road is a rough, boulder-strewn road requiring slow travel.

The Como District is at 7,200 feet elevation, in the north end of the Pine Nut Mountains. Heavy snows may occur during winter months. The climate is semi-arid with the average exploration season extending between early May and early November. Vegetation is rather heavy pinion-juniper forest. A main power line crosses the property. A perennial flowing creek originates on the property, indicating a shallow groundwater table. There are no buildings on the project.

8.0 History of Development and Production

8.1 1860’s to 1940 History of vein exploitation

Como erected the Solomon Davis steam mill (their first) in 1863 and quickly became a large town and the seat of Lyon County. The Solomon Davis mill left the district in 1865 (Thompson & West, 1881, page 499). The Palmyra (Como) was mentioned as a "principal mining district" in Lyon County for 1866 (Stretch, 1867) and as barely active in 1867 (Browne, 1868). By 1868, the state mineralogist reported, "…a large number of claims were located…mills erected and hundreds of thousands of dollars expended, but no productive mines were opened". The Como and the Palmyra districts were still separate in 1868, but Palmyra had "…very much the same history as that of Como" (White, 1869, page 88). Como was abandoned when the last resident’s cabin burned down on November 22, 1874 (Thompson & West, 1881, page 500).

The Como District (including Palmyra) was again listed, but with "small" production, for the years 1905 and 1906 (USGS, 1907, page 297). Como’s (Palmyra’s) mine production was included within Lyon County’s portion (Silver City District) of the Comstock production for 1911 (USGS, 1912, page 684). Though again Como District production was included with Silver City’s production, in 1918 "most of the output" came from the Como District. The working Como Shaft had reached a vertical depth of 300 feet, and the active Rapidan incline was 350 feet long. The Como-Silver City output consisted of 14,507 tons "containing $66,924 in gold, and 36,526 ounces of silver, valued at $103,486, or an average value per ton of $7.13". Como and Rapidan ores went to "a 50-ton cyanidation plant", which began milling in April 1918 (USGS, 1921, page 245).

The Como Mining District was the principal producer in the reported total from the "Silver City (Palmyra) district" for 1919. Ores came from the "Como-Eureka, North Rapidan, and Lucky Sunday mines", and the Boyle Tunnel was completed over the first 4,000 feet (Weed, 1922, page 1166). Production in 1919 amounted to 23,974 tons "containing $78,423 in gold and 58,787 ounces of silver, valued in all at $144,264", or an average value per ton of $6.02. The cyanide mill, owned by Como Consolidated Mining Company, only operated for 180 days (USGS, 1922a, pages 398-399). The Como Consolidated Mining Company apparently survived into 1920 by cyaniding tailings from Dayton and Silver City (USGS, 1922b). The inclined and vertical shafts reached a depth of 350 feet, and "management reported reserves of 200,000 tons of $10 to $12 ore" based on an approximate gold price of $20 per ounce. Operations were suspended on September 15, 1920 and Como Consolidated Mining Company shares were effectively worthless by January 1922 (Weed, 1922, page 1166-1167), so the "reserves" must have been sulfide, and untreatable by cyanide.

The second productive Como period occurred during 1935-36 (Moore and Archbold, 1969, page 23; Stoddard, 1935 and 1936). The last 700 feet of the Boyle Tunnel was driven, allowing development of the Rapidan Vein and generally dewatering. Total value of Como (Palmyra) District production prior to 1940 was $511,540 (Couch and Carpenter, 1943, page 92), mainly from 1919-1920 and 1935-1936.

Approximately 20,000 ounces of gold and 500,000 ounces of silver were produced from 100,000 tons mined from 1900 to 1940 (Reischman, 2001). Average grade for this second forty-year period was 0.2 opt gold and 5.0 opt silver. Grades from underground production maps (Stoddard, 1935 and 1936) and later sections (Russell and Forbes, 1969) are in approximate agreement with this calculated grade. The main producing veins are listed in Table 3.

Most 1935-1937 production came from above the 300-foot level although production is recorded to the 500-foot (Boyle Tunnel) level. The Boyle Tunnel portal is over 4,700 feet in a straight line down the valley west of the Como Shaft. Following the northeasterly trend of the Elgin Vein (Plate 1), the Boyle Tunnel was 4,000 feet long by 1919 (Weed, 1922, page 1166), and apparently reached the Buckeye-Como workings in 1935 (Plate 5).

8.2 1960s to the Present: Modern Era Gold Exploration

Modern exploration began in 1968 when Rapidan Silver Mines drilled six core holes on the Como Vein for a total of 3,967 feet (Anglogold, 2001). Between 1977 and 1981, St Joe American mapped, sampled outcrops and completed surface geochemical grids, with limited geophysical grids. Three core holes were drilled for a total of 3,158 feet in the Pony Meadows area. Following St. Joe’s efforts, Amoco Minerals drilled nine reverse circulation holes totaling 4,025 feet. In 1982-1983, Meridian Gold drilled seven holes along Peak Ridge for a total of 3,695 feet.

From 1987 to 1990, Amax Exploration completed the largest exploration program to date. Their work concentrated on the Como and Rapidan vein systems in an effort to define a shallow, oxide, open pit resource within 300 feet of the surface. Amax drilled 46 reverse circulation holes for a total of 17,670 feet, resulting in an inferred mineral resource of 1,250,000 tons containing 0.032 ounces gold per ton.

During 1999-2001, Anglogold conducted a comprehensive exploration program of geologic mapping, a CSAMT resistivity survey, soil and rock chip sampling, and petrographic-spectrographic analyses. These efforts were followed by 17 reverse circulation holes totaling 15,170 feet. Drilling was designed to test the extensions of the Como Vein, Elgin Vein, Mayday Ledge, South Ridge Zone, and the covered Pony Meadows Fault Zone. The Elgin Vein produced the best intercept of 310-350 feet containing 0.146 ounces gold per ton with 10 feet of 0.405 ounces gold per ton.

Table 2 – Modern exploration programs, Como Mining District

9.0 Geologic Setting

9.1 Regional Economic Geology

The Como Mining District is near the western margin of the Basin and Range east-west extensional province and within the north-northwest linear Walker Lane province of widely spaced, north-northwest transform faults. Steep, moderately-dipping, and nearly flat, district-scale faults are associated with each of these interactive, extensional regional structural provinces (Oldow, 2003, figures 10, 12, and 15; Proffett and Dilles, 1984), both of which have been active throughout the Tertiary and Quaternary and continue today. The peculiar structural characteristics of many, if not all, Walker Lane gold deposits are a product of this interactive, regional extensional tectonism. Local consequences of these tectonic regimes should guide precious metal exploration throughout the region.

Basement rocks in this structurally defined region consist of at least two stratigraphic miles of Triassic island arc andesites and rhyolites and Triassic-Jurassic volcaniclastic, argillaceous, and carbonate sedimentary shelf rocks capped by evaporites and eolian sandstone. The arc volcanics and shelf sediments are intruded and occasionally mineralized by a series of Jurassic-Cretaceous batholiths and their associated copper porphyry systems (ex: Yerington). Cogenetic quartz-latite flow domes and interbedded volcaniclastics in the hills between the Yerington and Como districts cap the Mesozoic stratigraphy (Einaudi, 1994).

Oligocene-early Miocene (34 to 17 MY) rhyolite ashflow tuffs once covered much of the region, but were reduced to a few remnants by Miocene erosion. A thick sequence of middle to late Miocene (17 to 6 MY) andesite volcanics, intrusions, and associated volcaniclastics covers much of the region, extending over 200 km east from the Sierra crest well into the Walker Lane (Stewart and Carlson, 1976).

Gold deposits and districts throughout the region are controlled by district-scale to regional-scale extensional structures displacing the host Tertiary volcanics. Economic epithermal gold and silver occurs in veins (ex. Comstock: 8.3M oz Au & 192M oz Ag and Tonopah: 1.8M oz Au & 180M oz Ag), fracture-controlled disseminations (ex. Rawhide: 1.3M oz Au & 13M oz Ag), and lenticular epithermal breccias (ex. Paradise Peak: 1.6M oz Au & 22M oz Ag and Borealis: 0.6M oz Au).

9.2 Geologic Setting of the Como Mining District

Lithologies

Rocks mapped at the surface and underground at Como consist of calc-alkaline andesite flows, domes and plugs (Plate 1) flanked by younger dacite porphyry flows. Age dates for the andesite range from 7.5 - 6.0 Ma. The dacite ranges from 4.6 - 2.8 Ma (Vikre and McKee, 2000). Mapping units within the andesite sections include pyroxene andesite flows, hornblende andesite vesicular flows and tuff, laharic breccia, pyroclastic flow breccia, and intrusive hornblende andesite (Como Gold Mines, 1992, geology map, Plate I).

Structure

Known faults and fault-veins (Reischman, 2001; Russell and Forbes, 1969; Stoddard, 1935 and 1936) may be divided into a northeasterly group, a northwesterly group, and a north-south group. All of the mapped faults dip 60- 90 degrees (Table 3). No flat or gently inclined faults have been recognized to date, although they are suspected.

The northwesterly fault-vein group includes the northern extension of the Rapidan Vein in Section 11 and the Peak "ledges" in Section 13. Together, these structures project through the center of the district where they intersect a series of northeast striking faults. This central area of intersection is host to the majority of the former producing veins in the district, including the Como-Buckeye, Elgin, Rapidan, and Lucky Sunday.

A second area of intersecting, mineralized northerly and northeasterly fault-veins is mapped in the area between the Hully-Logan workings in Section 14 and the Palmyra workings in the southwest quadrant of Section 10. This area of intersection is 4,000 feet north-south by at least 2,000 feet northeasterly, centered approximately on the Boyle Tunnel portal and across the linear northeast topographic low parallel to the projected Elgin fault-vein.

Table 3 – Main producing veins, Como Mining District

A north-striking fault identified by Anglogold’s geologic mapping and CSAMT program passes through the Pony Meadows mine area. An unknown but large amount of movement along this normal fault has faulted the Como volcanic pile down to the east, preserving the dacite along the east project boundary (Plate 1).

Anglogold geologists indicate that the andesite flows, structures and mineral systems appear to be tilted up to 35 degrees west, following the mineralization event (Reischman, 2001). This regional structural pattern is common to the Comstock District to the northwest and the Yerington district to the southeast (see discussion of "Deposit Type" below).

Alteration

Wall rock clay alteration defined as a "low sulfidation" assemblage at the Como District consists of halloysite-sericite-kaolinite-montmorillonite. High sulfidation clay alteration in the southeast quadrant consists of illite, dickite, diaspore, pyrophyllite, alunite, and montmorillonite.

Mineralization

The low sulfidation, quartz-adularia-sericite veins occur throughout the Como District, and are partially superimposed upon the high-sulfidation alteration concentrated in the southeast quadrant (Vikre and McKee, 1994, page 645). The more productive low-sulfidation veins strike ENE through the center and western parts of the Como District.

Veins contain banded silica and adularia, with some calcite. Adularia is abundant at the Hully-Logan Mine on the west side of the project and the Pony Meadows Mine on the east side of the project (Larson, 2000). Lincoln (1923, page 130) indicates gold and silver are "in approximately equal proportions…in a finely disseminated state". Characteristic mineralogy in these veins is electrum in quartz with a 25/1 silver/gold ratio (Larson, 2000).

The largest gold grain identified in thin section is 0.06 mm. Gold grains are found adjacent to sulfides or encapsulated in tetrahedrite. Tetrahedrite rims chalcopyrite and replaces pyrite in the gold zone. Tetrahedrite also fills cavities with mica in quartz. Galena occurs as inclusions in pyrite. Hessite, a silver telluride, replaces pyrite and is associated with chalcopyrite in the quartz veins. Sphalerite containing galena, chalcopyrite, and covellite inclusions also replaces pyrite.

Geochemistry

Surface rock chip gold values are as high as 4.86 opt Au. High rock chip gold samples all occur on the west projection of the old Como Vein workings. Surface rock chip values over the unmined Elgin Vein have values up to 0.417 opt Au. Palmyra Vein surface rock chips have values up to 0.06 opt Au.

Copper in soils and rock chip shows close spatial correlation with gold (Plates 2 and 4b). Rock chip values for copper in high-grade gold samples are 5,000 ppm Cu to 10,000 ppm Cu in the West Como Vein area. These are the higher rock chip Cu values, and occur in the higher rock chip gold samples.

Mineral inclusions

Thin section work on milky, banded veins shows an abundance and variability of vapor rich inclusions in the western area (Hully-Logan Mine). The abundant and highly variable distribution of vapor inclusions indicates boiling agitation in the veins (Larson, 2000).

10.0 Deposit Type

The geology of the Como Mining District is comparable to the Comstock Lode District, located 12 miles northwest (Hudson, 2003 and Table 4). Both districts are developed in low sulfidation quartz-adularia-sericite gold-silver veins cutting late Miocene andesite. The veins display abundant pyrite, abundant base metal values, low As-Hg-Sb geochemical levels, similar wall rock alteration minerals, similar vein silicates, and similar textures of vein quartz and vein calcite. The vertical range of ore minerals at Comstock and Como are also similar, but Como structure and mineralization are unexplored at depth.

Formational tilting and faulting in the Como District may be the result of one or two different tectonic regimes, both of which will be considered during further exploration: intrusional doming or extensional tilting (Reischman, 2001). Como’s structural anomalies more likely reflect a late Tertiary-Quaternary extensional normal fault regime tilting stratigraphic units to the west and progressively extending the crust along an east-west axis. This east-west extensional style is typical of many districts along the Walker Lane and in the western Basin and Range.

The classic example of the Tertiary east-west extensional tectonism is well-documented 15 miles southeast in the Yerington Mining District. Yerington’s Mesozoic copper mineralization underwent more than 150% east-west tectonic extension in the Tertiary and Quaternary (Einaudi, 1994). The result of this extension is a region of steep to flat-dipping extensional normal faults and west-tilted stratigraphy stretching 35 miles east from the Pine Nut Mountains to and at least 50 miles northwest from the Pine Grove Hills through the Buckskin and Singatse Ranges to at least the northern Pine Nut Mountains, including the Como District (Figure 1). The flat veins of the Pine Grove District are the only known gold deposits associated with some of the deeper, and probably earlier, structural components of the Yerington regional extensional regime.

Similar regions of low-angle, extensionally rotated faults are associated with several of western Nevada’s mining districts. Much of Tonopah’s production came from low-sulfidation veins in and above the gently west-dipping Tonopah Fault (Bonham and Garside, 1979, page 110). Fluids migrating upwards and to the east along the Tonopah Fault precipitated thick, extensive gold-silver ores along the upper, eastern extensions of the fault and as smaller vein deposits along steeply dipping, hanging wall normal faults. Low-angle, west-dipping extensional faults also fed migratory epithermal fluids into the Tonopah fault.

The Como deposits are an andesite-hosted, banded, quartz-adularia-sericite (low sulfidation) precious metal gold-silver system with wall rocks altered to halloysite-sericite- muscovite-illite-adularia-kaolinite-montmorillonite. Adularia is abundant at the Hully-Logan Mine to the west and the Pony Meadows Mine to the east side (Larson, 2000). Low sulfidation alteration often penetrates the more widespread high sulfidation illite-dickite-diaspore-pyrophyllite-alunite-montmorillonite clay assemblages.

The most productive quartz-calcite-fine muscovite (sericite) parts of the east-northeast veins occur at intersections with north-south fault-veins, in a manner similar to the famous Comstock Lode. The following table is designed to compare and contrast the Comstock Lode with the Como District.

The low sulfidation veins in the nearby Comstock Lode as well as those in the Seven Troughs, Sulfur, and Tonopah Mining Districts, have syn-mineral, structural components that the authors expect to be present laterally and at depth in the Como District. Veins of potential economic grades and thicknesses may be expected along gently east-dipping faults and their intersections with the steeply dipping northeasterly, northwesterly, and north-south faults beneath the known Como workings

Table 4 – Comparisons between Como and Comstock Mining Districts

11.0 Mineralization

In 1990, Amax Exploration reported the only drilled body of gold mineralization at Como: an estimated 1,250,000 tons grading 0.032 opt Au. This inferred mineral resource occurs at the intersection of the Rapidan and Como veins in the center of the district (Plate 2).

The Buckeye-Como deposit, as outlined by stope mapping, is probably the best example of the individual historic deposits at Como. The Buckeye portion was mined for 700 feet along ENE strike and for an average of 200 vertical feet from the surface down. Attitude of this shoot was near horizontal. The Como shoot, in continuation to the northeast, was about 200 horizontal feet wide and plunged steeply to the east-northeast from the surface to below the 600-foot Boyle Tunnel level, where the mineralization was probably pyritic instead of oxidized. Maximum grades in channel samples of the Como Mine stopes are 1.27 opt Au and 76.2 opt Ag. The Boyle Tunnel encountered 6.5 feet of 0.42 opt Au and 43.5 opt Ag on the western extension of the Como Vein (Stoddard, 1935 and 1936).

12.0 Exploration

12.1 Guiding Concepts

Gold-silver mineralization known from previous mining, stope mapping, and exploration drilling may be hanging wall indicators of additional low-sulfidation veins and shoots at geologically-indicated fault intersections, sigmoid loops, and possible deeper low-angle faults. After suitable mapping, geochemical, and geophysical surveys have been completed by RSM, the downward extensions of the Como, Elgin, Palmyra, Hully-Logan, Rapidan, and Palmyra veins will be considered targets of first opportunity. Intersections of the Palmyra-West Elgin and the Rapidan-Como fault-vein systems should be given high priorities. Bends, wows, and intersections along all known veins will be considered, especially in regards to the indicated extensional tilting and rotations, some of which may have been post-mineral.

Soil and ground magnetic surveys should be completed over the entire district prior to drilling. Soils may detect non-outcropping veins, and magnetics will identify alteration zones in the fairly homogenous andesite host.

12.2 Como Vein

Significant high-grade pockets of gold-silver mineralization in the Como Vein are mapped in existing workings, but except for a few short winzes, no workings are mapped below the 600-foot Boyle Tunnel level. A projected west drift on the Como Vein at the 300-foot level was apparently never completed. This projected drift was planned to intersect the north trending Star of the West Vein (Plate 2) approximately 200 feet west of the significant high-grade pockets discussed above. The Boyle Tunnel appears to have coincided with the district-wide oxidation boundary. Mineralization below this level was apparently not recoverable by historic means.

Anglogold drilled two deep holes beneath the Como workings (Plate 2). CA-2 intersected 5 feet of 0.081opt gold and 2.5 opt silver at the 665-670 foot level. CA-3, collared 500 feet east of CA-2, intersected 0.008 opt gold and .25 opt silver on the Como Vein between the 650-665-foot levels. These are the only drill tests of the Como Vein below working levels.

12.3 Yerkes Vein

The Yerkes Vein (striking north and dipping 60 degrees east) was discovered during driving of the Boyle Tunnel. Working maps show a Yerkes mine plan between the 300 and 600 levels, but apparently no mining was actually done. A large stope occurs at the projected intersection of the Como Vein and the Yerkes vein on the 200-foot level, above the base of vein oxidation.

12.4 Buckeye Southwest Vein Extension

The Buckeye southwest vein extension at the 300-foot level has a sampled segment 80 feet in length containing an average thickness of 12.5 feet with 0.182 opt gold and 2.67 opt silver. The Boyle Tunnel crosses under this extension at the 500-foot level. No production record is mapped at this deeper level. A 100 foot segment at the very west end of the 200 foot level contains 0.121 opt gold and 2.90 opt silver. The southwest strike and plunging extension of this well-mineralized portion of the vein has not been explored. A ground magnetic survey should give an indication of the vein extension.

12.5 Elgin Vein

The Elgin Vein is exposed on the surface for a distance of approximately 2,000 feet. Two shafts along strike were apparently sunk to intersect the vein at approximately the 200-foot level, based on their lateral distance from surface exposures. The only record of production from the Elgin Vein is a short drift off the Boyle tunnel where the Elgin Shaft was sunk to intersect the Elgin Vein down-dip from the surface outcrop.

The Boyle Tunnel is at the 200-foot level of this shaft. The vein dips 60 degrees south in the 200-level workings, approximately 10 degrees shallower than the surface outcrop. Anglogold retrieved the highest surface values recorded along the Elgin Vein (0.417 opt gold and 2.0 opt silver) then drilled two sets of reverse circulation drill holes 2,300 feet apart. Drill hole CA-4 was drilled perpendicular to the Elgin Vein, intersecting 70 feet of vein material at the 200-foot level with 40 feet in the center assaying 0.146 opt gold and 1.0 opt silver. Ten contiguous feet of this intercept assayed 0.405 opt gold and 2.0 opt silver.

Drill hole CA-5 intersected the vein at the 400-foot level. The vein was 70 feet thick and assayed 0.059 opt gold and 0.2 opt silver. Five contiguous feet of this intercept assayed 0.23 opt gold but not assayed for silver. Holes CA-7 and CA-8 were drilled 2,300 feet east and intersected the Elgin Vein with additional veins above and below the Elgin Vein but gold grades were 0.01-0.06 opt gold with partial analysis of silver up to 0.8 opt.

12.6 Rapidan Vein

Earlier drilling by Amax, 200 to 500 feet east of the Anglogold holes in the Rapidan shaft area show results similar to those of Amax but with lower grade values. The Amax holes are oriented to test east and west to intersect the north-striking vein set. Anglogold maps the Rapidan vein as a north-striking vein intersecting the N60 degrees E Elgin vein extension.

12.7 Palmyra Vein

Underground mapping and sampling shows 0.9 opt Au over 4.4 feet was intersected in a crosscut at the 380’ level under the collar of the main shaft (Russell and Forbes, 1969, stope map). Drilling is called for but has not yet been attempted at the Palmyra.

(There are no available records for the other productive veins listed earlier in this section.)

13.0 Drilling

The drilling contractor used by Anglogold was Eklund Drilling based in Elko, Nevada. Eklund is the most extensively used drilling contractor in northern Nevada and recognized in the industry for providing quality samples. Eklund used a 1500 Explorer Model reverse circulation buggy rig at Como. Drilling contractors for prior drilling are not known. For this type of gold-silver occurrence, the conventional reverse circulation drilling gives representative results as long as wall rock and vein samples are not intermixed. Drilling problems were encountered when stopes or offset holes were drilled.

Veins with shallow dips warranting vertical holes have not yet been encountered or considered for deep targets at Como. Most previous drill holes were angled to intersect known, steeply dipping veins. Anglogold’s drill holes were surveyed down hole as indicated by hole deviations plotted on cross sections. Actual survey records are not available. Deviation was not abnormal. Most holes arch downward and steepen hole angles by approximately 10 degrees over 700 feet.

It is likely that the shallow holes drilled to a maximum of 400 feet depth by Amax on the Como-Buckeye Vein were not surveyed. Those holes are plotted as straight lines on the plan map, whereas all of the Anglogold holes plot as curved lines indicating surveyed deviation.

All drill holes were cemented as part of the reclamation. Anglogold’s drill sites and roads were recontoured and seeded. The earlier drilling was prior to the requirement for re-contouring and seeding of access roads and not required. There is no outstanding reclamation liability for the drilling disturbance on the Como Project.

14.0 Sampling Method and Approach

The reverse circulation drill chips were split with a wet rotary splitter. Sample sizes were between 15 and 20 pounds in the field at the Anglogold drill sites prior to reclamation, an adequate size for the finely disseminated gold at Como. Anglogold’s thin section studies identified a maximum gold grain size of .06 mm (Larson, 2000). The sieve analyses show a regular distribution of gold from the +150 mesh fraction to the -150 mesh fraction in the rock chip samples, and a small variance between total gold from the screen fire assay and the original routine fire assay for a 1 assay ton, 30 gram analysis. These findings apply equally to the drill cuttings. The findings from the sieve analyses also apply to the soil grid sampling where soils were sieved to -80 mesh and analyzed.

15.0 Sampling Preparation, Analysis and Security

Anglogold contracted ALS Chemex Labs for the lab analytical work. Assays were routinely completed on one assay ton, 30-gram samples and analyzed for total gold using the fire/A.A. finish method. The authors find no reason to doubt the analytical methods and results for this type of deposit.

15.1 Sample density and quality

The method employed by Anglogold geologists of collecting the samples by alteration rock type is regarded highly professional, and extremely useful for later geologic analysis. All 628 rock chip samples were collected and analyzed for multi-elements and the results are listed in the appendix. Rock chip sampling density combined with PIMA clay alteration mapping appears to adequately represent the location and distribution of surface alteration and mineralization.

Drill hole spacing of approximately 100 feet and sampling at 5-foot intervals on only the Como Vein System is adequate to evaluate the gold-silver resource. All other drilling is considered exploration drilling. True widths of veins are approximately represented in the angle holes drilled perpendicular to the veins in the Como and Elgin Vein Systems. All other drilling must be considered exploration, especially when vein orientations are not adequately known.

16.0 Data Verification

Copies of the original assay sheets are not available. However, a computer-generated list of all assays was generated for the project and is part of the appendix along with the lithologic logs. Lithologic logs completed by Anglogold are of fair quality with general brief descriptions. The chip trays are available for observation so the descriptions are not as important. Lithologic logs completed by Amax are somewhat more detailed with % of minerals noted. Chip trays are also available for the drilling. The high gold assays compare to visually altered and silicified veins as a check for any sample numbering problems in the database.

17.0 Adjacent Properties

There are no adjacent properties of interest to be added at this time and the author is not aware of any mineral resource estimates on adjacent properties.

18.0 Mineral Processing and Metallurgical Testing

The only metallurgical testing that is documented is the cyanide soluble assays on rock chip samples. The rock was crushed to +80% -150 mesh and cyanide leached for an undetermined time. The recoveries were generally poor, ranging from 76.5% to 6.0% with no apparent correlation to grade or alteration type. The results are tabulated in Appendix VI.

19.0 Mineral Resource and Mineral Reserve Estimates

There are no records to review for Amax’s inferred resource of 1.25 million tons containing 0.032 ounces gold per ton mentioned in the Anglogold report. However, Como Gold Mines from Tucson, Arizona, completed a mine and processing plan in 1992. The plan shows a heap leach pad design for 8 cells containing 762,250 square feet of pad space which could easily accommodate 1.25 million tons of ore stacked only to 40 feet high. The author concludes that at this time, there is little reason to complete a resource estimate on the shallow oxide deposit that is clearly sub-economic, until additional discoveries are found. The additional discoveries are more likely to be high-grade narrow veins that have underground mine potential.

20.0 Other Relevant Data and Information

None to be reported.

21.0 Interpretation and Conclusions

Underground mine records show that the Buckeye-Como Vein was mined along a continuous zone 720 feet long. It is reasonable to assume the continuation of this vein both east and west from mineralization shown on the underground working maps and below surface mineralization. Further west, drilling and surface mapping and assays along the Elgin Vein defines an untested strike of 3,000 feet. The Palmyra vein set, defined by the soil grid and rocks chip sampling, is 1,000 feet in length, and includes a very favorable area of fault-vein intersections between the Hully Logan and Palmyra mines. These three fault-veins and their areas of intersection currently have the largest potential for discovering low risk gold-silver resources.

Deeper drilling under part of the mined Como Vein encountered lower grade mineralization at the 600-700 foot level indicating that the bottom of the gold depositional zone may be near. Post-ore, westward tilting seems to have dropped this apparent base below explored areas in the Hully Logan-Palmyra area and its intersection with the Elgin Vein below the Boyle Portal. Calcite is more prevalent in the West Elgin and Palmyra Veins at the surface with lower gold grades indicating outcrops may be at the top of the gold depositional zone

Drilling results have been adequately integrated with the surface mapping to develop a predictable geological model. New discoveries and expansion of historic gold resources are initially anticipated along the Elgin and Palmyra Veins. Exploration in the veins will initially be predicated on the concept of boiling level governing gold deposition.

Rock chip gold has been found in quartz vein outcrops enveloped by both low sulfidation and high sulfidation clay alteration. Drilling has only confirmed significant subsurface gold in the low-sulfidation quartz-adularia-illite-muscovite veins or in veins with mixed clay assemblages. The gold mineralizing low sulfidation quartz veins either overprints, or is overprinted by, the high sulfidation alteration. Thin sections show a close association of gold with tetrahedrite in quartz. Diaspore clay and white mica, a mixed clay assemblage, also occur with native gold in thin sections 9382 and 9486 (Appendix III).

Amax’s close density drilling on the shallow levels of the Como Vein met the objective of delineating lower grade wall rock mineralization surrounding a stoped vein. Unfortunately, the low-grade gold-silver resource was not large enough to be economic. Anglogold’s subsequent mapping and sampling program was successful in defining alteration types and new gold drill targets, but their early drilling was not good enough to support Anglogold’s large expectations. As a consequence, Anglogold never tested the structurally and geochemically favorable area to the west between the Hully Logan and Palmyra areas, beneath the Boyle Tunnel portal (Plate 1).

Anglogold’s drilling did encounter previously unrecognized high-grade gold mineralization on the Elgin Vein, mineralization that is of interest to a smaller company like Royal Standard Minerals. Anglogold’s mapping, geochemical surveys, and drilling also helped to understand and extend the depth limits to Como District gold mineralization.

22.0 Recommendations

There is sufficient discovery potential on this project to recommend continued exploration primarily on the Buckeye-Como vein extensions, the Elgin trend, the Palmyra Vein, and the structural intersections involving the Hully Logan and Palmyra area and the vicinity of the Boyle Tunnel Portal. Rock chip sampling, soil grids, and a ground magnetic survey should better delineate these targets as well as outline new ones.

Strong dispersion anomalies in soil grids revealed the high-grade nature of the veins in the Palmyra area through thick hillside colluvium common to the district. Similar 100’ by 100’ surveys should also be conducted over the equally well-masked subcrops of the Buckeye-Como, Elgin, and possibly the Rapidan vein trends. In conjunction with the soil grids, a ground magnetic survey should be completed to detect magnetite-destructive alteration where these fault-veins pass through the originally magnetite-rich host andesites. High sulfidation alteration may mask the magnetic signatures of low sulfidation veins in certain parts of the district. A concurrent resistivity survey may also prove useful to locate the potentially auriferous, high-sulfidation silica ledges in the shallow subsurface.

An estimated budget for the first phase of RSM exploration:

Geologic mapping: two weeks, 50 samples $5,000

Soil grids: 300 samples X $25.00/sample (includes collecting and assays) $7,500

Geophysics: magnetic/resistivity survey, 12 line miles X $1,000/mile $12,000

Total $24,500

The projected second phase of exploration is expected to be drilling on the Buckeye-Como vein extensions, the Elgin trend, the Palmyra Vein, and the structural intersections of the Hully Logan-Palmyra-Boyle Portal area. Results of the proposed first phase would refine these targets.

23.0 References

Bonham, H.F. Jr. and L.J. Garside, 1979, Geology of the Tonopah, Lone Mountain, Klondike, and Mud Lake quadrangles, Nevada: Nevada Bureau of Mines and Geology Bulletin 92, 142 pages, 2 plates.

Brown, J.R., 1868, Mineral resources of the states and territories west of the Rocky Mountains: U.S. government printing office, Washington, D.C., pages 328-329.

Como Gold Mines, 1992, Project site surface geology map: Private report, plate I-9.

Einaudi, M.T., 1994, 6-km vertical cross section through porphyry copper deposits, Yerington District, Nevada: multiple intrusions, fluids, and metal sources: SEG International Exchange Lecture, June.

Frederick, F., 1936, Geologic plan map of the Como Mine, unpublished from the property owner.

Frederick F., 1936, Geologic map of the Boyle Tunnel, unpublished from the property owner.

Hudson, D.M., 2003, Epithermal alteration and mineralization in the Comstock District, Nevada, Economic Geology, Vol. 98, 2003, pp. 367-385

Johnson, M.G., 1977, Geology and mineral deposits of Pershing County, Nevada: Nevada Bureau of Mines and Geology Bulletin 89, pages 87-89.

Larson, L.T., 2000, Petrographic reports on mineralized samples from the Como Project: private report to Anglogold, Appendix III.

Lincoln, F.C., 1923, Mining districts and mineral resources of Nevada: Nevada Newsletter Publishing Company, Reno, 295 pages: Reprinted in totality: Paher, Stanley, 1982: Nevada Publications, Box 15444, Las Vegas, Nevada.

Minister of Finance, 2000, Standards of disclosure for mineral projects: National Instrument 43-101, Technical Report Section

Moore, J.M. and N.L. Archbold, 1969, Geology and mineral deposits of Lyon, Douglas, and Ormsby counties, Nevada: Nevada Bureau of Mines and Geology Bulletin 75, page 25.

Oldow, J.S., 2003, Late Cenozoic displacement partitioning in the northwestern Great Basin: in Brown, H.G., Regional geology and gold deposits of the Silver Peak area: Geological Society of Nevada Special Publication No. 38, pages 113-152.

Proffett, J.M.Jr. and J.H. Dilles, 1984, Geologic map of the Yerington District, Nevada: Nevada Bureau of Mines and Geology Map 77, 1 plate.

Reischman, M.R., 2001, Como project summary, final report: unpublished, for Anglogold North America, unrestricted uses from property owners copy.

Russell, B.E.and J.M. Forbes, 1969, Geologic mapping and assays on the 50, 100, 117, 166, 280, and 380 levels and two 75 degree declines, Palmyra Mine, Como District, Nevada: private mapping by Mineral Industries Engineers, Inc. for Standard Slag Inc., 3 plates.

S., E.J., 1992, Preliminary operating plans and supporting information for the heap leach facility plan, Como Gold Mines Co., 11 maps.

Stewart, J.H. and J.E. Carlson, 1976, Cenozoic rocks of Nevada: Nevada Bureau of Mines and Geology Map 52, 5 pages, 4 plates.

Stoddard, 1935, Two assay maps of the Como Mine, unpublished from the property owner.

Stoddard, 1936, Assay map of the Como-Eureka and Boyle Mines, unpublished from the property owner.

Stretch, R.H., 1867, Annual report of the state mineralogist of Nevada for 1866: Carson City, page 26.

Thompson and West, 1881, History of Nevada: Thompson & West, Oakland, California, pages 499-500.

USGS, 1907, Mineral resources of the United States-1906: U.S. government printing office, Washington, D.C., page 297.

USGS, 1912, Mineral resources of the United States-1911: U.S. government printing office, Washington, D.C., page 684.

USGS, 1921, Mineral resources of the United States-1918: U.S. government printing office, Washington, D.C., page 245.

USGS, 1922a, Mineral resources of the United States-1919: U.S. government printing office, Washington, D.C., pages 398-399.

USGS, 1922b, Mineral resources of the United States-1920: U.S. government printing office, Washington, D.C., pages 327.

Vikre, P.G. and McKee, E.H., November 18, 1993, Geology, Alteration and geochronology of the Como District, Lyon County, Nevada, Economic Geology, Vol 89, 1994, pp. 639-646

Weed, W.H., 1922, The Mines Handbook: vol. XV, Tuckahoe, New York, NY, pages 1166-1167.

Webster, J.C., 1983, Geophysical report on an induced polarization/resistivity survey, Lyon County, Nevada pp. 1-9 and sections

White, A.F., 1869, Report of the State Mineralogist of Nevada for the years 1867 and 1868: Carson City.

Wood, J.D., 1990, Assays and lithologic logs from the Como Mine drilling, Amax Gold Exploration, Inc., unrestricted from the property owner.

24.0 Signature and date:

This report was issued December 19, 2003

25.0 Certificates of co-authors

Donald G. Strachan

I, Donald G. Strachan, residing at 952 Qadosh Road, P.O. Box 2940, Gardnerville, Nevada 89410, USA, do hereby certify that:

1. I am a Consulting Geologist.

2. I am a graduate of the New Mexico Institute of Mining and Technology, having received a Masters of Science in Geology in 1976. I also graduated in 1973 from California State University, Fresno with a Bachelors of Arts in Geology.

3. I am a Certified Professional Geologist (CPG-10376) under the auspices of the American Institute of Professional Geologists. I am also a Fellow of the Geologic Association of Canada, a Member of the Society of Economic Geologists, and a Member of the Geological Society of Nevada.

4. I fulfill the requirements of a Qualified Person by reason of experience and education, as set out in National Instrument 43-101, to act as a consulting geologist for advancement of the Como gold project.

5. I have read National Instrument 43-101 and Form 43-01F1. This report has been prepared in accordance with generally accepted Canadian mining industry practice, is in compliance with National Instrument 43-101, is a statement of material facts and opinion, and may be used by Royal Standard Minerals Inc. (RSM) and its advisors in support of their evaluation of any of their properties and for other public documents.

6. As of the date of this certificate, I am not aware of any changes in fact or circumstances as regards the subject matter of this report that materially affects the content of the report or the conclusions reached. I reviewed essential information related to the Como gold property in November and December of 2003.

7. I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the property or its owners as described in this report, or in RSM or any of its associates or affiliates.

8. I consent to and authorize the use of the attached report and my name to a statement of material facts and other public documents.

E-mail: dgstrachan@nanosecond.com

Website: www.geostrachan.com

Timothy D. Master

I, Timothy D. Master with residence at 6583 Rey Del Sierra Dr., Sparks, Nevada, 89436, phones: office (775) 331-3860, cell (775) 233-0073, home (775) 626-2878, e-mail home tim@wingfield.reno.nv.us do hereby certify that:

I am Exploration Manager for Royal Standard Minerals with a residence address of as shown above.

I have received the following degrees in geological sciences: B.A. (1975), College of Wooster, Wooster, Ohio; and M.Sc. Degree (1977) University of Wyoming.

I am a certified professional geologist with the American Institute of Professional Geologists and have practiced economic geology under continuous employment in mineral exploration for 25 years. For the last 15 years, as a resident of Nevada, I have focused on Nevada gold evaluations, employed by Western States Minerals Corporation, General Mining Corporation (Great Basin Exploration), Chevron Resources Company, Kennecott Exploration, Western Mine Development, the Weyerhaeuser Company, and additional companies listed on my attached resume. I have completed numerous gold evaluations from early stage exploration to pre-development of resources and have worked as an underground mine geologist.

I have read the definition of "qualified person" set out in National Instrument 43-101(NI 43-101) and certify that by reason of my education, affiliation with AIPG and as a member of the Society of Economic Geologists and former member of the Society of Exploration Geochemists and Scientific Research Society of North America (as defined in NI 43-101), and past relevant work experience shown on my resume, including my affiliation with Royal Standard Minerals Inc., I fulfill the requirements to be a co-author with a qualified person for the purposes of NI 43-101.

I am responsible for the co-authoring of all sections of the technical report titled Economic Geology and Potential for Gold Discovery at the Como Gold Project with Recommendations for Exploration dated December 19, 2003 relating to the Como Gold Project. My last field work on the Property was on March 24, 2003. I have been actively engaged in field review and data evaluation on this Project for the past two years.

I am a licensed professional geologist (CPG #10737).

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 19th Day of December, 2003 Stamp Below

________________________

Timothy D. Master, M.Sc.

26.0 Illustrations